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 CONTACTS:

 Thomas M. Daly, Jr.           Nigel D. Muir                Investor Relations
 Roy Winnick                   Praxair, Inc.                Scott S. Cunningham
 Kekst and Company             203-837-2240                 Praxair, Inc.
 212-593-2655                                               203-837-2073


             PRAXAIR EXTENDS DEADLINE ON EXPEDITED MERGER OFFER


DANBURY, Conn., December 22, 1995 -- Praxair, Inc. (NYSE: PX) announced this morning that, at the request of the board of directors of CBI Industries, Inc. (NYSE: CBI), it has extended the deadline for its proposed expedited merger agreement at $33.00 per share with CBI until 1:00 p.m. Eastern time today, Friday, December 22.

The original deadline for the companies to reach agreement was 5 p.m., E.S.T., Thursday, December 21.

To expedite a merger agreement, Praxair offered on Tuesday, December 19, to buy all outstanding common shares of CBI for $33.00 per share. This is an increase of $1.00 per share over Praxair's current tender offer of $32.00 per share for CBI's outstanding shares. The tender offer expires at 5 p.m. E.S.T. on Tuesday, January 16.

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.

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